Exhibit 13.5

Energy Hunter Resources Completes Initial Private Placement Of $3.15 Million And Acquires Two Eagle Ford Acreage Lease Blocks

Company Announces Intention to Undertake Regulation A Offering and Seek Exchange Listing

News provided by Energy Hunter Resources, Inc.

DALLAS, July 14, 2016 /PRNewswire/ -- Energy Hunter Resources, Inc., an oil-focused energy company headquartered in Dallas, Texas (www.energyhunter.energy), today announced that it has completed a private placement of 3,150,000 shares of its common stock for aggregate gross proceeds equal to approximately $3.15 million of new common equity capital.

Private Placement and Property Acquisition Highlights

•	Completed private placement of 3,150,000 shares issued at a subscription price of $1.00 per share

•	Private placement oversubscribed by approximately 25 percent

•	Total gross proceeds of approximately $3.15 million

•	Acquired two acreage lease blocks totaling approximately 500 net acres located in the heart of the Eagle Ford shale in Karnes County, Texas along the Karnes Condensate Trend

•	Combined recoverable reserves estimated at 16 MMBOE

•	Total estimated ultimate recoveries range between 400 MBOE and 620 MBOE per well

•	At current strip pricing, adjacent wells have reached payout in less than one year with ROI’s greater than 80 percent

Private Placement Details

The private placement offering initially consisted of 2,500,000 shares, issued at a subscription price of $1.00 per share, for gross proceeds of $2.5 million.  Gary C. Evans, Chairman and Chief Executive Officer of Energy Hunter Resources, Inc., personally invested ten percent in the offering.  Increased demand for the offering resulted in an oversubscription of the private placement by approximately 25 percent for total proceeds of $3,150,000.

Subsequent to the closing, a portion of the proceeds from the private placement were used to acquire two lease acreage blocks located in the heart of the Eagle Ford shale of Karnes County, Texas along the Karnes Condensate Trend.  Energy Hunter has further signaled that it has targeted undisclosed acreage blocks located in the Permian Basin and mineral rights in the Marcellus and Utica Shale it is negotiating to acquire.  Remaining proceeds from the offering will also be allocated for general corporate purposes.

In addition to this initial private placement, Energy Hunter Resources also announced that it plans to undertake an initial public offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”).

Eagle Ford Property Acquisition

Energy Hunter Resources acquired two separate lease blocks totaling approximately 500 net acres located in the heart of the Eagle Ford shale along the Karnes Condensate Trend in Karnes County, Texas.  The total acreage position is prospective for both the lower and upper Eagle Ford Shale, as well as the Austin Chalk formation.  There are no drilling commitments on this acreage until 2017.  Energy Hunter owns 87.5 percent of the working interest in these properties and will be the operator of record on all new wells drilled.  Approximately 14 wells can be drilled in the lower Eagle Ford formation between the two prospects, as well as an additional 10 wells in the upper Eagle Ford formation for a total of 24 wells, excluding the Austin Chalk formation and potential drilling sites therein.  Combined, total recoverable reserves are estimated at 16 MMBOE.  At current strip pricing, adjacent wells have reached payout in less than one year with ROI’s greater than 80 percent utilizing current commodity prices.

Management Comments

Gary C. Evans, Chairman and Chief Executive Officer of Energy Hunter Resources, Inc., said, “The recently completed private placement could not have come at a more opportune time due to this downcycle.  Asset prices in the industry, even with the recent uptick in commodity prices, remain at severely depressed levels.  Many operators that may be over-leveraged or that may be seeking to unload non-core assets, are creating opportunities for companies like Energy Hunter Resources.  Additionally, existing leases are expiring from their primary term due to the lack of capital being deployed. When we saw this opportunity, we decided to move quickly to execute on our business plan.  We structured the private placement, exceeded our private placement fund raising goals, and subsequently completed the acquisition, all within 60 days.”

Evans continued, “For more than 30 years, members of the new Energy Hunter team and I have worked in and around many of these fields.  We therefore used our knowledge and experience in these fields and allocated a portion of the proceeds from the private placement to acquire two lease acreage blocks in the heart of the Eagle Ford shale in Karnes County, Texas.  We believe that the economic returns of these plays provide some of the best economics of any properties in the country at current commodity prices. We will continue to explore and analyze similar opportunities and provide updates as we begin development of our new acreage position in the Eagle Ford Shale.”

The shares of common stock of the Company have not been registered under the Securities Act. Such shares were offered and sold in reliance upon an exemption from the registration requirements of the Securities Act for transactions by an issuer not involving any public offering.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of common stock, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Energy Hunter Resources, Inc.

Energy Hunter Resources, Inc. is an independent oil company headquartered in Dallas, Texas with a mission to own and operate properties within some of the most prolific resource plays in the United States. Initially focusing on the Ford Shale and Permian Basin, our aim is to create substantial shareholder value through a balanced program of acquisitions and low-risk development and exploitation opportunities utilizing horizontal drilling and fracture stimulation technology.

Forward-Looking Statements

Energy Hunter Resources, Inc. can give no assurance that such expectations will prove to be correct.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Factors that could cause the company’s actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: The success of the company’s exploration and development efforts; the price of oil, gas and other produced gasses and liquids; the worldwide economic situation; changes in interest rates or inflation; the ability of the company to transport gas, oil and other products; the ability of the company to raise additional capital, as it may be affected by current conditions in the stock market and competition in the oil and gas industry for risk capital; the company’s capital costs, which may be affected by delays or cost overruns; cost of production; environmental and other regulations, as the same presently exist or may later be amended; the company’s ability to identify, finance and integrate any future acquisitions; and the volatility of the company’s stock price.  You are urged to carefully review and consider the cautionary statements and other disclosures.  Forward-looking statements speak only as of the date of the document in which they are contained, and Energy Hunter does not undertake any duty to update any forward-looking statements except as may be required by law.

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Legal Disclaimer

Energy Hunter Resources, Inc. may, in the future, undertake a public offering pursuant to Regulation A under the Securities Act. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.

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SOURCE Energy Hunter Resources, Inc.

I.  Related Links

http://energyhunter.energy

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